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Exhibit 1.9

        [CGI Letterhead]

PRESS RELEASE	FOR IMMEDIATE PUBLICATION

CGI Pays for Cognicase Shares Taken Up

Montreal, Québec, January 17, 2003—CGI Group Inc. (CGI) (TSX: GIB.A; NYSE: GIB) announces that it has established the proration of payment in cash and shares pursuant to its offer dated December 6, 2002, as amended, (the "Offer") to acquire all of the outstanding common shares of Cognicase Inc. (Cognicase). CGI's total purchase price payable pursuant to the Offer is subject to a maximum payable consideration of 56% cash and 44% CGI shares.

The proration, established specific to the take-up and acceptance for payment of 64,257,522 common shares of Cognicase validly deposited by shareholders of Cognicase at or prior to midnight on January 13, 2003, is as follows:

  •
  Cognicase shareholders who elected payment for their Cognicase shares in cash will receive 100% of these shares in cash, representing $4.50 cash per Cognicase share; and

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  Cognicase shareholders who elected payment for their Cognicase shares in CGI shares will receive approximately 90.39% of the proration in CGI shares, representing approximately 0.57 Class A Subordinate Shares of CGI for each Cognicase share, and the balance of approximately 9.61% in cash, representing approximately $0.43 cash for each Cognicase share.

Cheques and CGI share certificates have been mailed or otherwise made available on January 16, 2003. CGI reminds Cognicase shareholders that the Offer has been extended until midnight on January 24, 2003, to give those Cognicase shareholders who have not yet tendered their Cognicase shares the opportunity to do so. The proration of payment for all Cognicase shares tendered since January 14, 2003 and until midnight on January 24, 2003 will be established following the take-up by CGI of all validly deposited Cognicase shares. The proration of these shares is not related to or affected by the proration of the Cognicase shares validly tendered by midnight on January 13, 2003.

Furthermore, Messrs. Serge Godin, André Imbeau and Jean Brassard, as well as BCE Inc. and/or any affiliate thereof, have notified CGI that they have elected not to exercise their pre-emptive rights in connection with the issuance of Class A Subordinate Shares pursuant to the Offer.

About CGI

Founded in 1976, CGI is the fourth largest independent information technology services firm in North America, based on its headcount. CGI and its affiliated companies employ more than 16,000 professionals. As at September 30, 2002, CGI's annualized revenue run-rate totals CDN$2.3 billion (US$1.5 billion) and its order backlog totalled CDN$10.4 billion (US$6.7 billion). CGI provides end-to-end IT services and business solutions to more than 3,000 clients worldwide from more than 60 offices. CGI's shares are listed on the TSX (GIB.A) and the NYSE (GIB). They are included in the TSX 100 Composite Index as well as the S&P/TSX Canadian Information Technology and Canadian MidCap Indices. Website: www.cgi.com

For more information:

CGI:
Investor relations
Julie Creed
Vice-president, investor relations
(312) 201-4803

Ronald White
Director, investor relations
(514) 841-3230

Media relations
Eileen Murphy
Director, media relations
(514) 841-3430

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  Exhibit 1.9